TFS CAPITAL INVESTMENT TRUST



July 14, 2004


U.S. Securities and Exchange Commission
Washington, D.C 20549


         Re: TFS Capital Investment Trust
             File Nos. 333-113652; 811-21531
             Pre-Effective Amendment No. 3

Ladies and Gentlemen:

     TFS Capital Investment Trust (the "Trust") and Ultimus Fund Distributors, LLC, the Trust's principal underwriter, respectfully request that the effective date of Pre-Effective Amendment No. 3 to the Trust's registration statement be accelerated to 9:00 a.m. on July 15, 2004.

     The Trust and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act of 1933.


Very truly yours,


TFS CAPITAL INVESTMENT TRUST               ULTIMUS FUND DISTRIBUTORS, LLC


   By: /s/ Larry S. Eiben                  By: /s/ John F. Splain
______________________________             _____________________________
   Larry S. Eiben, President               John F. Splain, Managing Director